Exhibit 99.1

EARLY WARNING NEWS RELEASE

(Montréal, April 2, 2019) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that it has subscribed for and received 34,090,909 common shares of Victoria Gold Corp. (TSXV:VIT) (“Victoria Gold”) at a price of $0.44 per common share, for an aggregate subscription price of $14,999,999.96 pursuant to a private placement purchase agreement (the “Subscription”).

Immediately prior to the closing of the Subscription, Osisko held, directly or indirectly, 120,427,087 common shares of Victoria Gold, representing approximately 15.3% of Victoria Gold’s common shares prior to the closing.

Immediately following the closing of the Subscription, Osisko owns, directly or indirectly, 154,517,996 common shares of Victoria Gold representing approximately 18.1% of Victoria Gold’s common shares.

Osisko acquired the common shares described in this press release for investment purposes. In accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Victoria Gold in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Victoria Gold and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Transaction described above will be available on SEDAR under Victoria Gold’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 16.8% interest in Osisko Mining Inc., a 32.3% interest in Barkerville Gold Mines Ltd. and a 22.7% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties:

Joseph de la Plante

Vice President, Corporate Development

Tel. (514) 940-0670

jdelaplante@osiskogr.com